Action Products International Inc.

December 14, 2004

United States Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Action Products International, Inc.
Request to Withdraw Registration Statement on Form S-3
SEC File Number 333-119205

Ladies and Gentlemen:

Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Action Products International, Inc. (the “Company”) hereby requests withdrawal of its Registration Statement on Form S-3 (File No. 333-119205), filed with the Securities and Exchange Commission (the “Commission”) on September 23, 2004 (the “Registration Statement”) and declared effective by the Commission on October 8, 2004.

The Company believes that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) under the Securities Act. The Company confirms that no securities have been or will be distributed, issued or sold pursuant to the Registration Statement or the prospectus contained therein.

The Registration Statement registered under the Securities Act the reoffer and resale by a selling shareholder of up to 50,000 common shares issuable upon exercise of an outstanding warrant. The warrant terminated without exercise and no common shares underlying the warrant were issued or sold.

If you have any questions regarding this application for withdrawal, please contact the undersigned at (407) 481-8007, ext 718, or the Company’s counsel, James G. Smith, Esq. of Tarter Krinsky & Drogin LLP at (212) 481-8585.

Very truly yours,

ACTION PRODUCTS INTERNATIONAL, INC.

By:	/s/ ROBERT L. BURROWS
Robert L. Burrows
Chief Financial Officer

1101 N. Keller Road, Suite E, Orlando, Florida 32810 - phone 407-481-8007 - fax 407-481-2781